E-U

19008117

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-69279

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-18 AND ENDING 12-31-18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~ALTERNATIVE EXECUTION GROUP~~ Three Brothers Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 THIRD AVENUE
(No. and Street)

NEW YORK | NY | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICH ALTER 212 209 3911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS CPA PC
(Name – *if individual, state last, first, middle name*)

5400 WEST CEDAR AVE | LAKEWOOD | CO | 80226
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

Alternative Execution Group
Index to the Financial Statements
December 31, 2018

Table of Contents

BFBorgers CPA PC
Certified Public Accountants
www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Alternative Execution Group

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alternative Execution Group (the "Company") as of December 31, 2018, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2015
Lakewood, CO
February 28, 2019

OATH OR AFFIRMATION

I, RICHARD ALTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTERNATIVE EXECUTION GROUP, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ANGELISA DANTZLER
Notary Public - State of New York
NO. 01DA6220420
Qualified in Nassau County
My Commission Expires Mar 1, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alternative Execution Group
Statement of Financial Condition
Year Ended December 31, 2018

ASSETS		
Cash	$	528,190
Due from clearing broker		722,092
Clearing deposit		250,992
Securities owned, at fair value		116,651
Property and equipment, net		-
Other assets		17,610
TOTAL ASSETS	$	1,635,535

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	63,194
Due to Member		39,812
Securities sold, not yet purchased, at fair value		14,443
Non-Customer payable		250,000
TOTAL LIABILITIES		367,449
MEMBERS' EQUITY		926,437
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,293,886

See notes to financial statements.

Note 1. Summary of Significant Accounting Policies

Description of Business

Alternative Execution Group (the "Company") became a registered securities broker-dealer on December 4, 2013 with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Securities Investors Protection Corporation ("SIPC"), and New York Stock Exchange Archipelago Exchange ("NYSE Arca").

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing broker also prepares and distributes customer's confirmation and statements, as well as performing maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the company is a member.

The Company provides trading execution and market making services in over-the-counter equity securities to other broker-dealers as well as trading execution services to institutional investors and high net worth individuals. The Company maintains markets in over-the-counter equities, including but not limited to National Association of Securities Dealers Automated Quotations ("NASDAQ") and non-NASDAQ securities.

Basis of Presentation and Use of Estimates

The preparation of financial statements in accordance with Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions in determining reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains a checking and savings account at the same institution. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's accounts at this institution may, at times, exceed the federally insured limits. Cash deposited with a single brokerage institution are insured up to $500,000 by the Securities Investors Protection Corporation ("SIPC"). The Company has not experienced any losses in these accounts.

Clearing Firm Receivable

At December 31, 2018, the amount due from the clearing broker represents both cash maintained in a segregated account in the name of the Company as well as trading income receivable. These accounts are held at Apex Clearing Corporation. The Company evaluates its receivables and will establish an allowance for doubtful accounts based on collection history and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2018.

Clearing Firm Deposit

The Company is required to maintain a deposit of $250,000 under the terms of its fully disclosed clearing agreement with Apex Clearing Corporation.

Note 1. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization
Property and equipment are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remaining life of the lease.

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. The guidance requires an entity to follow a five step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when or as the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's primary revenue sources derive from principal market making and trade execution services to customers in the trading of liquid, over-the-counter equity securities. The Company also earns commissions from executing client transactions. The securities transactions and related spread and commission revenues are recorded on a trade date basis, because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and returns of ownership have been transferred. Realized and unrealized trading gains and losses are reported in the statement of operations.

Access Fees
The Company records access fee revenues net of related charges on an accrual basis.

Income Taxes
The Company is organized as a New York Limited Liability Company ("LLC") and is considered a disregarded entity for income tax purposes. As such, the Company does not file a federal or state income tax return, and any income taxes due from the Company are filed with the member's personal tax return. The Company is, however, subject to the New York City Unincorporated Business Tax.

Fair Value
Generally accepted accounting principles ("GAAP") establishes a frame work for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

Note 1. Summary of Significant Accounting Policies (continued)

Fair Value (continued)
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices in an active market for identical assets or liabilities;

Level 2: Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3: Assets and liabilities whose significant value drivers are unobservable, that reflect management's own assumptions.

Fair Value Hierarchy
The Company provides market making and trade execution services in liquid, over-the-counter equity securities that have a ready market.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Equity Securities	$ 116,651	$ 116,651	$ -	$ -
	$ 116,651	$ 116,651	$ -	$ -
Liabilities				
Equity Securities	$ 14,443	$ 14,443	$ -	$ -
	$ 14,443	$ 14,443	$ -	$ -

Note 2. Related Party Transactions

The Company is jointly and equally owned by two individuals. The Due to Member, included as part of liabilities, represents a payable of $39,812 to an owner of the Company. The balance decreased by $234 from December 2017 since the firm paid certain expenses on behalf of the owner. This payable arose when the Company received a payment on behalf of an owner from another firm.

Note 3. Property and Equipment

Property and equipment consist of the following:

Computers	$ 8,994
Less - Accumulated depreciation and amortization	(8,994)
	$ -

Note 4. Other Assets

Other assets consist of the following:

Prepaid assets	$	5,910
Non-customer receivable		11,700
		-
	$	17,610

Note 5. Non-Customer Payables

The Company may require certain of its registered representatives to provide cash trading deposits based on trading activity as protection against any potential trading losses. At December 31, 2018, such deposits amounted to $ 250,000.

Note 6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2018, the Company had net capital of $1,227,745, which exceeded requirements by $911,745. The ratio of aggregate indebtedness to net capital was 0.28 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

Note 7. Financial Instruments, Off-Balance Sheet Risks and Uncertainties

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, pre paid expenses and other assets, accounts payable and accrued expenses, commissions and salaries payable and due to broker are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

Note 8. New Accounting Pronouncements

On January 1, 2019, the Company adopted ASU 2016-02 "Leases" which provides accounting guidance related to leases. Under ASU 2016-02, certain lease arrangements will require a lessee to recognize both a liability for future lease payments and a right-of-use asset representing the right to use the underlying asset against the term of the outstanding lease. The new accounting guidance is not expected to have a material impact to the Company's financial statements.

Note 9. Pending Litigation

On December 3, 2018, an arbitrator awarded the Company $3,651,214 for a complaint against a former client for breach of contract seeking payment of fees for investment advisory services rendered. The Company is petitioning the United States District Court (Southern District of New York) to confirm this award. No counter claim has been filed. The Company is unaware of any other pending or threatened litigation, claims, or assessments.